Filed Pursuant to Rule 424(b)(2)

Registration No. 333-132911

PRODUCT SUPPLEMENT PPSTR-1 (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Strategic Accelerated Redemption Securities® Linked to One or More

Interest Rates

(the “Notes”)

The Notes:

•      We may offer from time to time 100% Principal Protected Strategic Accelerated Redemption Securities® Linked to One or More Interest Rates (the “Notes”). The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will not be secured by collateral. Any payments due on the Notes will be subject to the credit risk of Merrill Lynch & Co., Inc.

•      The Notes will be linked to a “Market Measure”, which will be described in a relevant prospectus supplement. This product supplement describes some of the general terms that apply to the Notes and the general manner in which they may be offered and sold. When we offer the Notes, we will provide investors with one or more additional prospectus supplements or pricing supplements (each of which may be called “term sheets”) which will describe the specific terms of that issue of Notes. Such term sheets will identify the Market Measure that will be used to calculate a return on the Notes offered thereby. The term sheet will either describe the Market Measure or identify an “index supplement” which describes the Market Measure.

•      The Notes are designed for investors who seek an early exit prior to maturity at a premium if the Notes are called. The applicable term sheet will set forth either (i) that the Notes will be called if the level of the Market Measure is greater than or equal to its applicable Call Level (as defined herein) on the relevant observation date (each such date, an “Observation Date”) or (ii) that the Notes will be called if the level of the Market Measure is less than or equal to its applicable Call Level on the Observation Date. Investors should be prepared to have their Notes called on any Observation Date. The Call Levels and Observation Dates will be set forth in the applicable term sheet. As described further herein, the Notes may or may not pay periodic interest.

•      The Notes will be denominated in U.S. dollars or as specified in the applicable term sheet.

•      The Notes will have 100% principal protection on the maturity date.

•      If the applicable term sheet provides, then we will apply to have the Notes listed on a securities exchange; and if approval of such application is granted, the Notes will be listed on such securities exchange at the time such approval may be obtained. We will make no representation, however, that the Notes will be listed on such securities exchange, or, if listed, will remain listed for the entire term of the Notes.

•      A Market Measure may be any measurement of interest rates. As may be set forth in an applicable term sheet, the Notes may be linked to two or more market measures and payment on the Notes may be determined by comparison, combination or differences of the levels of those market measures. Any reference to “Market Measure” in this product supplement assumes that there may be two or more market measures to which a specific issuance of the Notes is linked.

Payment if called:

•      The applicable term sheet will set forth either (i) that the Notes will be called if the Observation Level (as defined herein) of the Market Measure on any Observation Date is greater than or equal to the applicable Call Level for that Observation Date or (ii) that the Notes will be called if the Observation Level of the Market Measure on any Observation Date is less than or equal to the applicable Call Level for that Observation Date.

•      If the Notes are called, a holder will receive a cash payment per Note that will be set forth in the applicable term sheet.

Payment on the maturity date:

•      If the Notes are not called, on the maturity date a holder will receive a cash payment per Note equal to the original public offering price (the “Original Public Offering Price) per Note.

Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section of this product supplement beginning on page PS-4 and beginning on S-3 in the accompanying MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this product supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is November 3, 2008.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Merrill Lynch & Co., Inc.

Product Supplement PPSTR-1

Page
RISK FACTORS	PS-4
DESCRIPTION OF THE NOTES	PS-7
THE MARKET MEASURE	PS-10
UNITED STATES FEDERAL INCOME TAXATION	PS-11
ERISA CONSIDERATIONS	PS-16
USE OF PROCEEDS AND HEDGING	PS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-17
EXPERTS	PS-17
INDEX OF CERTAIN DEFINED TERMS	PS-18

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
Page
RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Page
MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus
Page
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

References in this product supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This product supplement, together with the prospectus, the general prospectus supplement, the MTN prospectus supplement, any index supplement relating to the Market Measure to which the Notes are linked, and the term sheet which relates to a specific issue of Notes will be referred to herein, collectively, as the “prospectus.” You should rely only on the information contained or incorporated by reference in the prospectus. Neither we nor MLPF&S has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor MLPF&S is making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in the prospectus is accurate only as of the date on the front cover of the applicable term sheet.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement, the applicable term sheet or any other prospectus supplement relating to a specific issue of Notes before deciding whether an investment in the Notes is suitable for you. In addition to the risk factors, it is important to bear in mind that the Notes are senior unsecured debt securities of ML&Co. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and will not be secured by collateral. Any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

General

If your Notes are not called prior to maturity, you will not earn a return on your investment

If your Notes are not called, on the maturity date you will receive only the Original Public Offering Price per Note and you will not be entitled to receive the Call Premium (as defined herein). As a result, the return on your investment will equal 0%. In no event, however, will you receive less than the Original Public Offering Price per Note.

Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return will be capped at the Call Premium

Your investment in the Notes will result in a gain if the Observation Level of the Market Measure on any of the Observation Dates is greater than or equal to (or, as applicable, is less than or equal to) the Call Level (as defined herein), in which event, your Notes will be automatically redeemed by us. Your return upon an automatic call will be limited, as you will receive only the Call Amount (as defined herein) applicable to the Observation Date on which your Notes are called (in addition to any accrued and unpaid interest, in the case of interest bearing Notes), regardless of the movement of the Market Measure. In other words, your return is capped at the Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

Your return on the Notes may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to a Market Measure

In the ordinary course of their businesses, our affiliates may express views on expected movements in a Market Measure, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to a Market Measure may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning a Market Measure from multiple sources and should not rely on the views expressed by our affiliates.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

Unless otherwise provided in the applicable term sheet, the Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

If the applicable term sheet provides that we will apply to have the Notes listed on a securities exchange and if approval of such application is granted, the Notes will be listed on such securities exchange at the time of such approval. We will make no representation, however, that the Notes will be listed on such securities exchange, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on a securities exchange does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you wish to transfer the Notes during the term of your investment. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price, or listed price in the case of listed Notes, could be higher or lower than the Original Public Offering Price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Market Measure to which your Notes are linked and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Public Offering Price. This is due to, among other things, the fact that the Original Public Offering Price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase (or, as applicable, a decrease) in the level of the Market Measure. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Market Measure is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Market Measure exceeds (or, as applicable, is less than) the applicable Call Level. However, if you choose to sell your Notes when the level of the Market Measure exceeds (or, as applicable, is less than) the applicable Call Level, you may receive substantially less than the Original Public Offering Price or Call Amount that would be payable based upon that value because of the expectation that the level of the Market Measure will continue to fluctuate until the relevant Observation Date occurs.

Changes in the volatility of the Market Measure are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Market Measure increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates other than the Market Measure are expected to affect the trading value of the Notes. We expect that the magnitude and frequency of fluctuations in interest rates other than the Market Measure may adversely affect the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as whether the Market Measure is greater than or equal to (or, as applicable, is less than or equal to) the applicable Call Level on the relevant Observation Date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Market Measure will be greater if it occurs close to an Observation Date than if it at other points in the term of the Notes.

Potential conflicts of interest could arise

As set forth in the applicable term sheet, an affiliate of ours may be our agent for the purposes of determining the Call Level, the Observation Level (as defined herein) of the Market Measure on any Observation Date (and therefore whether the Notes will be called) or Call Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, its position as our affiliate and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Market Measure can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of an unavailability of a Market Measure. Any affiliate of ours is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we may control an affiliate, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Call Amount, if any, due on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this product supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior, unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the accompanying MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon is the trustee under such indenture. The maturity date for the Notes will be specified in the applicable term sheet. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

The Notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount per unit as specified in the applicable term sheet. Unless otherwise specified in the applicable term sheet, the Original Public Offering Price per unit will equal the principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Unless otherwise indicated in the applicable term sheet, the Notes will not pay interest and will not guarantee any return above principal at maturity. Instead, you will receive a single payment in cash, the timing and amount of which will vary depending on the performance of the Market Measure, and which will be calculated in accordance with the procedures set forth below unless otherwise specified in the applicable term sheet.

If your Notes provide for the payment of interest, the applicable term sheet will indicate the relevant terms on which you will receive interest payments including (but not limited to) (i) whether the interest rate will be fixed or variable and, if fixed, the rates per annum, (ii) the method or basis for determining any variable interest rates, (iii) the interest payment and record dates, (iv), the interest reset dates for variable interest rates, (v) any contingencies relating to such interest becoming payable to holders of the Notes and (vi) the business day convention.

Certain terms of the Notes will be described in the applicable term sheet accompanying this product supplement PPSTR-1. The terms described in that term sheet will supplement those described herein and in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus. If the terms described in the applicable term sheet are inconsistent with those described herein or in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, the terms described in the applicable term sheet will control.

The description of the Notes contained in this product supplement contemplates Notes having a return linked to a single Market Measure. Notes may also be linked to two or more Market Measures. For example, Notes may be callable only if the values of two separate Market Measures are greater (or less) than their separate Call Levels. As a further example, Notes may be callable if the value of either of two separate Market Measures is greater (or less) than its respective Call Level. As an additional example, Notes may be callable if the difference in the value of two separate Market Measures is greater (or less) than its respective Call Level. If any Notes are linked to two or more Market Measures, the payment provisions for such Notes will be set out in the applicable term sheet and, to the extent that such terms are inconsistent with those described in this product supplement, the terms described in the applicable term sheet will control.

Automatic Call

“Call Level” means the level for the Market Measure which will trigger an automatic call on an Observation Date. The actual Call Level(s) will be set forth in the applicable term sheet.

The applicable term sheet will set forth either (i) that the Notes will be automatically called and subject to mandatory redemption if the Observation Level (as defined below) of the Market Measure on any Observation Date is greater than or equal to the applicable Call Level or (ii) that the Notes will be automatically called and subject to mandatory redemption if the Observation Level of the Market Measure on any Observation Date is less than or equal to the applicable Call Level.

If the Notes are called, you will receive a cash payment per unit (the “Call Amount”) applicable to such Observation Date. The Call Amount will be equal to the Original Public Offering Price per unit plus the Call Premium per unit (together, the “Call Amount”) and will be set forth in the applicable term sheet. The “Call Premium” will be a percentage of the Original Public Offering Price as set forth in the applicable term sheet.

If the Notes are automatically called on an Observation Date other than the final Observation Date, we will redeem each Note and pay the applicable Call Amount on the fifth Banking Business Day after the applicable Observation Date, subject to postponement as described below. If the Notes are called on the final Observation Date, we will redeem each Note and pay the Call Amount on the maturity date.

Unless otherwise indicated in the applicable term sheet, if an Observation Date (other than the final Observation Date) is not a Business Day, the applicable Observation Date will be the immediately succeeding scheduled Business Day; provided that if such date is not a Business Day, the Calculation Agent will determine (or, if not determinable, estimate, in a manner which is considered commercially reasonable under the circumstances) the Observation Level on such scheduled Business Day.

If the final Observation Date is not a Business Day, the final Observation Date will be the immediately succeeding Business Day; provided that the level of the Market Measure will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on a date no later than the second scheduled Business Day prior to the maturity date.

If an Observation Date (other than the final Observation Date) is postponed so that it falls fewer than five Banking Business Days prior to the scheduled date for payment of the applicable Call Amount, the date on which the Call Amount for such Observation Date will be paid, if any, will be the fifth Banking Business Day following the Observation Date as postponed, unless otherwise specified in the applicable term sheet.

Unless otherwise specified in the applicable term sheet, a “Business Day” is any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Unless otherwise specified in the applicable term sheet, a “Banking Business Day” is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The Observation Dates and related Call Amounts will be specified in the applicable term sheet.

Payment on the Maturity Date

If the Notes are not called prior to the maturity date, you will receive a cash payment per Note, denominated in U.S. dollars, equal to the Original Public Offering Price per Note.

Determining the Observation Level and Call Level

Unless otherwise specified in the applicable term sheet, the following definitions shall apply:

The “Observation Level” will equal the level of the Market Measure on any Observation Date.

The “Call Level” will be based on the level of the Market Measure on the date the Notes are priced for initial sale to the public (the “Pricing Date”) (or on such date or dates other than the Pricing Date), as set forth in the applicable term sheet.

Events of Default and Acceleration

In case an Event of Default with respect to any issue of Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each Original Public Offering Price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the maturity date of the Notes and as though the final Observation Date were five Market Measure Business Days prior to the date of acceleration.

In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE MARKET MEASURE

The Market Measure to which a specific issue of Notes are linked will be set forth in the applicable term sheet. Specific information regarding the Market Measure may be set forth in one or more prospectus supplements (each of which may be called a term sheet or an index supplement). Each Market Measure allows investors to participate in the movement of the level of the Market Measure, as reflected by changes in the level of the Market Measure, from the level of Market Measure on the Pricing Date to its level an Observation Date.

A Market Measure may be any measurement of interest rates. As may be set forth in an applicable term sheet, the Notes may be linked to two or more Market Measures and payment on the Notes may be determined by the performance, individually or in combination, of the levels of those Market Measures. In such a case, to the extent it is different from the information set forth herein, the applicable term sheet will set forth the method for determining the Call Level and the Observation Level on any Observation Date. Any reference to “Market Measure” in this product supplement assumes that there may be two or more Market Measures to which a specific issuance of Notes is linked.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. Furthermore, the discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors.

This discussion only deals with U.S. Holders who are original purchasers of the Notes (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

In any event, notwithstanding anything to the contrary herein, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes.

ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

Tax Treatment of the Notes if Maturity is One Year or Less

The following discussion applies if the Notes, at the time of issuance, have a maturity of one year or less (“Short-Term Notes”).

Cash Method U.S. Holders. For U.S. Holders using the cash method of tax accounting, the amount payable at maturity with respect to a Short-Term Note in excess of the Original Public Offering Price thereof, if any, should generally be includible in income as ordinary interest on the date that the amount payable at maturity is received by the U.S. Holder. Upon a sale or exchange of a Short-Term Note prior to maturity, the amount of the difference, if any, between the amount realized on the sale, exchange or redemption and such U.S. Holder’s tax basis in the Short-Term Note (generally the amount of the U.S. Holder’s initial investment in the Short-Term Note) should be recognized as taxable gain or loss. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale, exchange or redemption. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition (including a redemption prior to the maturity date) of the Short-Term Notes prior to maturity entirely as gross proceeds.

Accrual Method U.S. Holders. For U.S. Holders using the accrual method of tax accounting, and for certain other U.S. Holders including banks and dealers in securities, original issue discount on a Short-Term Note should be accrued on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Short-Term Note. Upon maturity of a Short-Term Note, to the extent that the actual yield on the Short-Term Note (i.e., the payment at maturity) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount (or possibly as an ordinary loss). Upon a sale, exchange or redemption of a Short-Term Note prior to the maturity date, short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) should be recognized in an amount equal to the difference between the amount realized on the sale, exchange or redemption and such U.S. Holder’s adjusted tax basis in the Short-Term Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Short-Term Note increased by any original issue discount included in income by the U.S. Holder. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition (including a redemption prior to the maturity date) of the Short-Term Notes prior to maturity entirely as gross proceeds.

Prospective purchasers of the Short-Term Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, and in particular whether a U.S. Holder may be required to take into account any amount of accrued original issue discount, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Short-Term Notes.

Tax Treatment of the Notes if Maturity is More Than One Year

The following discussion applies if the Notes, at the time of issuance, have a maturity of more than one year (“Long-Term Notes”).

Long-Term Notes will be treated as contingent payment debt instruments. On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as Long-Term Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to Long-Term Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or other disposition (including a redemption prior to the maturity date) of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Long-Term Notes, ML&Co. will be required to establish a projected payment schedule for the Long-Term Notes. The projected payment schedule for the Long-Term Notes will consist of an estimated cash payment per unit on the maturity date of the Long-Term Notes (the “Projected Redemption Amount”). This projected payment schedule will represent an estimated yield for the Long-Term Notes. Long-Term Notes having different maturity dates or offered at different times will have different projected payment schedules and estimated yields.

Accordingly, during the term of the Long-Term Notes, a U.S. Holder of a Long-Term Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Long-Term Note that are deemed to accrue at the applicable estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Long-Term Note (regardless of such U.S. Holder’s regular method of tax accounting). The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Long-Term Notes are outstanding) will equal the product of the applicable estimated yield (properly adjusted for the length of the accrual period) and the Long-Term Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Long-Term Note’s adjusted issue price will equal the Long-Term Note’s issue price (i.e., the Original Public Offering Price of the Long-Term Note) increased by the interest previously accrued on the Long-Term Note. On the maturity date of a Long-Term Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds the Projected Redemption Amount, a U.S. Holder will be required to include the excess of the Actual Redemption Amount over the Projected Redemption Amount in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than the Projected Redemption Amount, the amount by which the Projected Redemption Amount exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Long-Term Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Long-Term Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. In addition, U.S. Holders purchasing such a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale, exchange or other disposition (including a redemption prior to the maturity date) of a Long-Term Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale, exchange or other disposition (including a redemption prior to the maturity date) and the U.S. Holder’s adjusted tax basis in the Long-Term Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Long-Term Note generally will equal the U.S. Holder’s initial investment in the Long-Term Note increased by any interest previously included in income with respect to the Long-Term Note by the U.S. Holder. Any taxable gain will generally be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Long-Term Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Long-Term Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Long-Term Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Long-Term Notes.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield for the Long-Term Notes) will be established solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Long-Term Notes), and is neither a prediction nor a guarantee of what the actual amounts payable on the Long-Term Notes will be. The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Long-Term Notes), as established by ML&Co. for purposes of applying the CPDI Regulations to the Long-Term Notes, will be set forth in the applicable term sheet. In addition, investors in the Long-Term Notes may obtain the projected payment schedule and the estimated yield, as established by ML&Co. for purposes of applying the CPDI Regulations to the Long-Term Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or the Call Amount, as applicable.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it will initially offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the applicable term sheet and it may offer the Notes to dealers at that price less a concession not in excess of the underwriting discount set forth on the cover of the applicable term sheet. After the initial public offering, the public offering price and concession may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements incorporated by reference in this product supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Banking Business Day	PS-8
Business Day	PS-8
Calculation Agent	PS-6
Call Amount	PS-7
Call Level	PS-7
Call Premium	PS-7
Notes	PS-1
Observation Date	PS-1
Observation Level	PS-8
Original Public Offering Price	PS-1
Pricing Date	PS-8

Capitalized terms used in this product supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Strategic Accelerated Redemption Securities® Linked to

One or More Interest Rates

(the “Notes”)

PRODUCT SUPPLEMENT

Merrill Lynch & Co.

November 3, 2008

“Strategic Accelerated Redemption Securities®” is a registered service mark of Merrill Lynch & Co., Inc.